Filed Pursuant to Rule 433 Dated January 5, 2021
Registration No. 333-228614

Market Linked Securities – Leveraged Upside Participation and Contingent Downside, Principal at Risk Securities Linked to the Lowest Performing of the EURO STOXX 50® Index, the iShares® MSCI Emerging Markets ETF and the iShares® MSCI EAFE ETF Due February 2, 2026
Term Sheet to the Preliminary Pricing Supplement dated December 30, 2020

Summary of Terms
Issuer	The Bank of Nova Scotia (the “Bank”)
Term	Approximately 60 months
Market Measure
EURO STOXX 50® Index (Bloomberg Ticker: SX5E) (the “Reference Index”), iShares® MSCI Emerging Markets ETF (Bloomberg Ticker: EEM) and iShares® MSCI EAFE ETF (Bloomberg Ticker: EFA) (each, a “Reference Fund” and together with the Reference Index, the “Reference Assets”)

Pricing Date	Expected to be January 28, 2021*
Trade Date	Expected to be January 28, 2021*
Original Issue Date	Expected to be February 2, 2021*
Principal Amount	$1,000 per Security
Original Offering Price	100.00% of the Principal Amount of each Security
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Lowest Performing Reference Asset	The Reference Asset with the lowest Percentage Change as compared to the Percentage Change of any other Reference Asset on the Calculation Day
Maturity Date	Expected to be February 2, 2026
Starting Value	For each Reference Asset, its Closing Value on the Pricing Date
Ending Value	For each Reference Asset, its Closing Value on the Calculation Day
Threshold Value	For each Reference Asset, 70% of its Starting Value
Participation Rate	[240.00% - 260.00%] (to be set on the Trade Date)
Percentage Change
With respect to a Reference Asset, the percentage increase or decrease in its Ending Value from its Starting Value. The Percentage Change of a Reference Asset may reflect a positive return (based on any increase in the value of such Reference Asset from its Starting Value to its Ending Value), no return, or a negative return (based on any decrease in the value of such Reference Asset from its Starting Value to its Ending Value)

Calculation Day	Expected to be January 26, 2026
Calculation Agent	Scotia Capital Inc., an affiliate of the Bank
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount
Up to 3.62% of which dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50%, and WFA will receive a distribution expense fee of 0.12%. In respect of certain Securities sold in this offering, we may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP/ISIN	064159P42 / US064159P424
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC

*We expect that delivery of the Securities will be made against payment therefor on or about the third Business Day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Securities on the Trade Date will be required, by virtue of the fact that each Security initially will settle in 3 Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
 Investment Description

•	Linked to the lowest performing of the EURO STOXX 50® Index, the iShares® MSCI Emerging Markets ETF and the iShares® MSCI EAFE ETF

•
Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a payment at maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Lowest Performing Reference Asset from its Starting Value to its Ending Value. The lowest performing Reference Asset is the Reference Asset that has the lowest Percentage Change (i.e., the lowest percentage change from its Starting Value to its Ending Value).

The payment at maturity will reflect the following terms:
o	If the value of the Lowest Performing Reference Asset increases:

You will receive the Principal Amount plus [240.00% - 260.00%] participation in the upside performance of the Lowest Performing Reference Asset per $1,000 Principal Amount of the Securities;
o	If the value of the Lowest Performing Reference Asset decreases but the decrease is not more than 30.00%:

You will be repaid the Principal Amount;
o	If the value of the Lowest Performing Reference Asset decreases by more than 30.00%

You will receive less than the Principal Amount and have full downside exposure to the decrease in the value of the Lowest Performing Reference Asset from its Starting Value and will lose more than 30%, and possibly all, of the Principal Amount.
•	Investors may lose up to 100.00% of the Principal Amount.

•
Your return on the Securities will depend solely on the performance of the Lowest Performing Reference Asset. You will not benefit in any way form the performance of any better performing Reference Asset. Therefore, you will be adversely affected if any Reference Asset performs poorly, and such poor performance will not be offset or mitigated by positive or less negative performance by any other Reference Asset.

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All payments on the Securities are subject to the credit risk of the Bank, and you will have no right to the shares of a Reference Fund or any securities tracked or held by the Reference Assets; if The Bank of Nova Scotia defaults on its obligations, you could lose your entire investment.

•	No periodic interest payments or dividends.

No exchange listing; designed to be held to maturity.

If the Securities priced today, the estimated value of the Securities would be between $900.00 (90.00%) and $920.00 (92.00%) per $1,000 Principal Amount. See “The Bank’s Estimated Value of the Securities” in the preliminary pricing supplement.
The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in each product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.

This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision. This term sheet should be read in conjunction with the preliminary pricing supplement, each product prospectus supplement, prospectus supplement, and prospectus.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile
The profile to the right illustrates the potential payment on the Securities for a range of hypothetical Percentage Changes of the Lowest Performing Reference Asset and is based on a Participation Rate of 250.00% (the midpoint of the specified range for the Participation Rate) and a Threshold Value of the Lowest Performing Reference Asset equal to 70.00% of its Starting Value.
This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Percentage Change of the Lowest Performing Reference Asset, the actual Participation Rate and whether you hold your securities to maturity. The performance of the better performing Reference Assets is not relevant to your return on the Securities.

Hypothetical Returns on the Securities
Hypothetical Ending Value of Lowest Performing Reference Asset	Hypothetical Percentage Change of the Lowest Performing Reference Asset from its hypothetical Starting Value to its hypothetical Ending Value	Hypothetical Redemption Amount at Maturity per Security	Hypothetical pre-tax total rate of return
150.00	50.00%	$2,250.00	125.00%
130.00	30.00%	$1,750.00	75.00%
120.00	20.00%	$1,500.00	50.00%
110.00	10.00%	$1,250.00	25.00%
105.00	5.00%	$1,125.00	12.50%
102.00	2.00%	$1,050.00	5.00%
100.00	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
69.00	-31.00%	$690.00	-31.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
40.00	-60.00%	$400.00	-60.00%
30.00	-70.00%	$300.00	-70.00%
20.00	-80.00%	$200.00	-80.00%
10.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%
Assumes a hypothetical Starting Value of 100.00, which has been chosen arbitrarily for illustrative purposes only, and a Participation Rate of 250.00% (the midpoint of the Participation Rate range). The actual Starting Value of each Reference Asset and the actual Participation Rate will be determined on the Pricing Date. Each Security has a Principal Amount of $1,000.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Maturity Date and the resulting pre-tax rates of return will depend on the actual Ending Value of the Lowest Performing Reference Asset and the Participation Rate.

How the Redemption Amount at Maturity is Calculated
The Redemption Amount at Maturity will be based on the performance of the Lowest Performing Reference Asset and will be calculated as follows:
•	If the Ending Value of the Lowest Performing Reference Asset is greater than its Starting Value, then the Redemption Amount at Maturity will equal:
Principal Amount + (Principal Amount × Participation Rate × Percentage Change of the Lowest Performing Reference Asset)
•
If the Ending Value of the Lowest Performing Reference Asset is less than or equal to its Starting Value, but greater than or equal to its Threshold Value, then the Redemption Amount at Maturity will equal:

the Principal Amount
•	If the Ending Value of the Lowest Performing Reference Asset is less than its Threshold Value, then the Redemption Amount at Maturity will equal:
Principal Amount + (Principal Amount × Percentage Change of the Lowest Performing Reference Asset)
If the Ending Value of the Lowest Performing Reference Asset is less than its Threshold Value, you will have full downside exposure to the decrease in the value of the Lowest Performing Reference Asset from its Starting Value and, accordingly, you will lose more than 30.00%, and possibly all, of your investment in the Securities. You will not benefit in any way from the Percentage Changes of the other Reference Assets being higher than that of the Lowest Performing Reference Asset.
EURO STOXX 50® Index Daily Closing Levels*
*The graph above illustrates the performance of the Reference Asset from January 1, 2016 through January 4, 2021. The dotted line represents a hypothetical Threshold Value of 2,495.073 which is equal to 70.00% of 3,564.39, which was the Closing Level of the Reference Asset on January 4, 2021. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.
iShares® MSCI Emerging Markets ETF Daily Closing Prices*
*The graph above illustrates the performance of the Reference Asset from January 1, 2016 through January 4, 2021. The dotted line represents a hypothetical Threshold Value of $36.40, which is equal to 70.00% of $52.00, which was the Closing Price of the Reference Asset on January 4, 2021. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

iShares® MSCI EAFE ETF Daily Closing Prices*
* The graph above illustrates the performance of the Reference Asset from January 1, 2016 through January 4, 2021. The dotted line represents a hypothetical Threshold Value of $51.338, which is equal to 70.00% of $73.34, which was the Closing Price of the Reference Asset on January 4, 2021. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.
Information from outside sources is not incorporated by reference in, and should not be considered part of, this introductory term sheet, the pricing supplement, the prospectus, the prospectus supplement, or each product prospectus supplement.

Selected Risk Considerations
The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in each product prospectus supplement and “Risk Factors” in the prospectus supplement and the prospectus. Please review those risk disclosures carefully.
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Risk of loss at maturity: Any payment on the Securities at maturity depends on the Ending Value and Percentage Change of the Lowest Performing Reference Asset. The Bank will repay you the full Principal Amount of your Securities only if the Ending Value of the Lowest Performing Reference Asset is equal to or greater than its Threshold Value. If the Ending Value of the Lowest Performing Reference Asset is less than its Threshold Value, you will lose more than 30.00%, and possibly all, of the Principal Amount of your Securities. Specifically, if the Ending Value of the Lowest Performing Reference Asset is less than its Threshold Value, you will lose 1% for each 1% decline in the Ending Value of the Lowest Performing Reference Asset from its Starting Value and may lose your entire investment in the Securities.

•	The Participation Rate and the Contingent Repayment of Principal Applies Only at Maturity
•	The Securities are Exposed to the Market Risk of each Reference Asset
•	The Redemption Amount at Maturity Is Not Linked to the Value of any Reference Asset at Any Time Other Than the Calculation Day
•	The Securities Differ from Conventional Debt Instruments
•	Holding the Securities is Not the Same as Holding any Reference Fund or any Reference Asset Constituent Stocks
•	There is No Assurance that the Investment View Implicit in the Securities Will Be Successful
•	The Securities are Subject to Market Risk
•	Past Performance is Not Indicative of Future Performance
•	The Bank Cannot Control Actions by the Sponsor or Investment Advisers and the Sponsor and Investment Advisers Have No Obligation to Consider Your Interests
•	The Securities are Subject to Risks Associated with Non-U.S. Securities Market Risk
•	The Securities are Subject to Currency Exchange Rate Risk
•	The Reference Index Reflects Price Return Only and Not Total Return
•	Changes Affecting the Reference Index Could Have an Adverse Effect on the Value of, and any Amount Payable on, the Securities
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None of the Bank, Scotia Capital (USA) Inc. or Our Affiliates, or Wells Fargo Securities and Their Affiliates are Affiliated with Any Reference Asset Constituent Stock Issuer or Are Responsible for Any Disclosure by Any Reference Asset Constituent Stock Issuer or the Sponsor

•	An Investment in the Securities Is Subject to Risks Associated with the Eurozone
•	An Investment in the Securities Is Subject to Emerging Markets Risk
•	Time Zone Differences Between the Cities Where the Reference Funds and its Reference Fund Constituent Stocks Trade May Create Discrepancies in Trading Levels
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The Bank Cannot Control Actions by the Investment Advisers of the Reference Funds that May Adjust the Reference Funds in a Way that Could Adversely Affect the Payments on the Securities and Their Market Value, and the Investment Advisers Have No Obligation to Consider Your Interests

•	There Are Risks Associated with a Reference Asset that is an Exchange-Traded Fund
•	The Value of a Reference Fund May Fluctuate Relative to its NAV
•	Changes Affecting a Reference Fund Could Have an Adverse Effect on the Value of, and any Amount Payable on, the Securities
•	Anti-dilution Adjustments Relating To The Shares Of a Reference Fund Do Not Address Every Event That Could Affect Such Shares
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There Is No Affiliation Between Any Reference Asset Constituent Stock Issuers or the Investment Advisers and Us and We Are Not Responsible for Any Disclosure by Any of the Other Reference Asset Constituent Stock Issuers or the Investment Advisers

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Hedging Activities by the Bank and/or the Underwriters May Negatively Impact Investors in the Securities and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Securities

•	Market Activities by the Bank or the Underwriters for Their Own Respective Accounts or for Their Respective Clients Could Negatively Impact Investors in the Securities
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The Bank, the Underwriters and Their Respective Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include the Investment Advisers and/or the Reference Asset Constituent Stock Issuers

•	Other Investors in the Securities May Not Have the Same Interests as You
•	The Calculation Agent Can Postpone the Calculation Day for a Reference Asset if a Market Disruption Event with Respect to Such Reference Asset Occurs

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A Participating Dealer or its Affiliates May Realize Hedging Profits Projected by its Proprietary Pricing Models in Addition to any Selling Concession and/or any Distribution Expense Fee, Creating a Further Incentive for the Participating Dealer to Sell the Securities to You

•	The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Offering Price is Likely to Adversely Affect Secondary Market Prices
•	The Bank’s Estimated Value of the Securities Will be Lower than the Original Offering Price of the Securities
•	The Bank’s Estimated Value Does Not Represent Future Values of the Securities and may Differ from Others’ Estimates
•	The Bank’s Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt
•	If the Values of the Reference Assets or the Reference Asset Constituents Change, the Market Value of Your Securities May Not Change in the Same Manner
•	We May Sell an Additional Aggregate Principal Amount of the Securities at a Different Issue Price
•	The Price at Which the Securities May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased
•	The Securities Lack Liquidity
•	Your Investment is Subject to the Credit Risk of the Bank
•	The COVID-19 virus may have an adverse impact on the Bank
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Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per Security. The Underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents, including the preliminary pricing supplement, the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.
Not a research report
This material is not a product of the Bank’s research department.
Consult your tax advisor
Investors should review carefully the preliminary pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
"EURO STOXX 50®” and "STOXX®," are trademarks of STOXX Limited and have been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by EURO STOXX 50® or STOXX Limited and STOXX Limited make no representation regarding the advisability of investing in the Securities.
"iShares®” is a trademark of BlackRock Fund Advisors (“BFA”), a subsidiary of BlackRock, Inc. (“BlackRock”), and has been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by iShares or BFA and BlackRock makes no representation regarding the advisability of investing in the Securities.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.